# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Apimeds Pharmaceuticals US, Inc., CIK 0001894525
CUSIP: 03771D102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 100 Matawan Road, Suite 325, Matawan, New Jersey (NJ), 07747
Date of event which requires filing of this statement: 05/07/2026
Filed by CIK 0002057997
Persons authorized to receive notices and communications: You In Soo, CEO, Room 613, Digital-ro 130, 6F Geumcheon-gu, Seoul, Korea Republic Of (M5), 08580, 82-70-7600-7007

## Reporting persons
- Inscobee Inc. (CIK 0002057997): type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); member of a group; source of funds: working capital (WC); sole voting power 2,099,747; shared voting power 0; sole dispositive power 2,099,747; shared dispositive power 0; aggregate amount beneficially owned 2,099,747 (16.7% of the class)
  Comment: (1) The percentage in Row 13 is based on 12,575,983 shares of common stock, par value $0.01 per share (the "Common Stock"), of Apimeds Pharmaceuticals US, Inc., a Delaware corporation (the "Issuer") outstanding as of April 30, 2026, as reported by the Issuer in its Annual Report on Form 10-K filed on May 4, 2026 (the "Annual Report").
- Apimeds Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); member of a group; source of funds: working capital (WC); sole voting power 4,316,618; shared voting power 0; sole dispositive power 4,316,618; shared dispositive power 0; aggregate amount beneficially owned 4,316,618 (34.3% of the class)
  Comment: (1) The percentage in Row 13 is based on 12,575,983 shares of Common Stock outstanding as of April 30, 2026, as reported by the Issuer in the Annual Report.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Apimeds Pharmaceuticals US, Inc.
Address of issuer's principal executive offices: 100 Matawan Road, Suite 325, Matawan, New Jersey (NJ), 07747
Comment: This Amendment No. 4 to the Schedule 13D (this "Amendment No. 4") relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Apimeds Pharmaceuticals US, Inc., a Delaware corporation (the "Issuer"), and amends the Schedule 13D filed on May 19, 2025 (the "Original Schedule 13D"), Amendment No. 1 to Schedule 13D filed on January 26, 2026 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D filed on March 20, 2026 ("Amendment No. 2") and Amendment No. 3 to Schedule 13D on March 25, 2026 ("Amendment No. 3) by Inscobee Inc. ("Inscobee") and Apimeds Inc. ("Apimeds Korea" and together with Inscobee, the "Reporting Persons") as set forth herein.

## Item 2. Identity and Background
Name of person filing: This Item 2(a) is not being amended by this Amendment No. 4.
Residence or business address: This Item 2(b) is not being amended by this Amendment No. 4.
Present principal occupation or employment: This Item 2(c) is not being amended by this Amendment No. 4.
Criminal convictions in the last five years: This Item 2(d) is not being amended by this Amendment No. 4.
Civil proceedings (securities laws) in the last five years: This Item 2(e) is not being amended by this Amendment No. 4.
Citizenship: This Item 2(f) is not being amended by this Amendment No. 4.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: This Item 3 is not being amended by this Amendment No. 4.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of the Schedule 13D is incorporated herein by reference.

The Reporting Persons acquired the securities of the Issuer for investment purposes.

As previously disclosed, the Reporting Persons engaged in discussions and disputes with the Issuer and certain other parties in connection with, among other things, the Merger Agreement, the Support & Lock-Up Agreement, the Voting Agreements and related transactions.

On April 24, 2026, the Reporting Persons and certain other parties entered into a Settlement Agreement (the "Settlement Agreement"), as disclosed in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 4, 2026 (the "Current Report"), pursuant to which the parties agreed to resolve certain disputes relating to the Issuer, the Merger and related transactions.

In connection with the Settlement Agreement, the Reporting Persons and certain other parties also entered into (i) a Side Letter Agreement (the "Side Letter") and (ii) a Forbearance Agreement (the "Forbearance Agreement," and together with the Settlement Agreement and Side Letter, the "Settlement Documents"), each as described in the Current Report.

The Settlement Documents provide for, among other things:

- the resolution of disputes among the parties relating to the Merger and related transactions;

- the dismissal of certain litigation and release of claims related to the Merger Agreement, including the dismissal by Erik Emerson of the lawsuit previously filed against the Reporting Persons and/or the Issuer;

- the modification of certain prior agreements and arrangements among the parties, including the removal of certain alleged events of default asserted against the Reporting Persons under prior agreements; and

- certain governance, voting and other arrangements among the parties.

Pursuant to the Settlement Documents, the Reporting Persons granted an irrevocable proxy (the "Irrevocable Proxy") to Dr. Vin Menon and Captain Sandeep Singh Yadav, pursuant to which such person is entitled to vote the shares of Common Stock beneficially owned by the Reporting Persons with respect to certain matters specified therein. The Irrevocable Proxy is coupled with an interest and is intended to be irrevocable until the later of (x) 30 days following the receipt of NYSE approval of the Listing Application, (y) the completion of the Preferred Stock Conversion and Note Approval following such NYSE approval or (z) the date on which NYSE provides a final, non-appealable denial or rejection of the application for such approval; or (aa) July 30, 2026.

The foregoing description of the Irrevocable Proxy does not purport to be complete and is qualified in its entirety by reference to the full text of the applicable agreement.

As previously disclosed, the Reporting Persons had raised concerns regarding the existence and ownership of certain digital assets, including bitcoin, purportedly held by or on behalf of the Issuer or its affiliates in connection with the Merger and related transactions.

Following further review and investigation, including consideration of information provided to the Reporting Persons and confirmations obtained by independent auditors, the Reporting Persons have been advised that (i) a Public Company Accounting Oversight Board-registered public accounting firm engaged in connection with the Merger verified the existence of approximately 1,000 bitcoin on multiple occasions, and (ii) an additional independent PCAOB-registered public accounting firm engaged in connection with the Issuer's Annual Report on Form 10-K independently verified such bitcoin holdings.

Based on the foregoing, the Reporting Persons are satisfied that their prior concerns regarding the existence of such digital assets have been addressed.

The foregoing descriptions are qualified in their entirety by reference to the full text of the Settlement Documents, which are incorporated herein by reference.

As a result of the execution of the Settlement Documents, the Reporting Persons' prior actions and potential plans relating to, among other things, litigation, removal of directors and other extraordinary corporate actions have been resolved or modified as set forth therein.

The Reporting Persons currently intend to act in accordance with the Settlement Documents and, except as set forth therein, do not have any present plans or proposals that relate to or would result in any of the matters described in Item 4(a)-(j) of Schedule 13D.

The Reporting Persons reserve the right to review their investment in the Issuer and to take such actions as they deem appropriate, subject to the terms of the Settlement Documents.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons have granted an irrevocable proxy pursuant to the Settlement Documents described in Item 6, which provides the proxy holder with the right to vote the shares of Common Stock beneficially owned by the Reporting Persons with respect to certain specified matters. As a result, the Reporting Persons may be deemed to share voting power with respect to such shares for purposes of Rule 13d-3 under the Exchange Act. The Irrevocable Proxy is coupled with an interest and is intended to be irrevocable until the later of (x) 30 days following the receipt of NYSE approval of the Listing Application, (y) the completion of the Preferred Stock Conversion and Note Approval following such NYSE approval or (z) the date on which NYSE provides a final, non-appealable denial or rejection of the application for such approval; or (aa) July 30, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Items 3, 4, 5 and 7 of this Amendment No. 4 is incorporated herein by reference.

On April 28, 2026, the Reporting Persons entered into the Settlement Agreement, Side Letter and Forbearance Agreement, as described in Item 4 above and in the Current Report.

The Settlement Documents contain various agreements, arrangements and understandings with respect to the securities of the Issuer, including, without limitation:

- governance arrangements relating to the Issuer's board of directors;

- voting commitments and/or restrictions;

- standstill provisions;

- transfer restrictions and/or lock-up provisions; and

- releases and waivers of claims.

To the extent applicable, the Settlement Documents modify, supersede or terminate certain prior agreements described in prior amendments to the Schedule 13D, including, without limitation, the Support & Lock-Up Agreement and the Voting Agreements.

The foregoing descriptions are qualified in their entirety by reference to the full text of the Settlement Documents.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit 3: Settlement Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on May 4, 2026)

Exhibit 4: Side Letter (incorporated by reference to Exhibit 10.2 to the Current Report)

Exhibit 5: Forbearance Agreement (incorporated by reference to Exhibit 10.3 to the Current Report)

## Signatures
- Inscobee Inc.: /s/ You In Soo, You In Soo, Chief Executive Officer (05/07/2026)
- Apimeds Inc.: /s/ You In Soo, You In Soo, Chief Executive Officer (05/07/2026)